10/4

04045265

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Village Roadshow Ltd

*CURRENT ADDRESS

PROCESSED
OCT 04 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4513 FISCAL YEAR 6-30-04

- *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dw

DAT : 10/4/04

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

26 August 2004

RULE 4.3A

ARIS 6-30-04

APPENDIX 4E - Preliminary Final Report

Introduced 1/1/2003. Origin: Appendix 4B

Name of entity

Village Roadshow Limited

Financial year ended ('reporting period'):	Previous financial year ended ('previous corresponding period')
30 June 2004	30 June 2003

Results for announcement to the market

Extracts from this report for announcement to the market. $A'000

Revenues from ordinary activities *(item 1.1)*	Up	25%	to	2,226,463
Profit (loss) from ordinary activities after tax attributable to members	Up	n/a	to	52,217
Net profit (loss) attributable to members of Village Roadshow Limited *(item 1.11)*	Up	n/a	to	52,217

Dividends (distributions)		Amount per security	Franked amount per security
Reporting Period:			
Final dividend *(item 15.4)*	- Ords	--	--
	- Prefs	--	--
Interim dividend		--	--
Previous Corresponding Period:			
Final dividend *(item 15.5)*	- Ords	--	--
	- Prefs	--	--
Interim dividend		--	--

+Record date for determining entitlements to the dividend, *(see item 15.2)*: N/A

Brief explanation of any of the figures reported above:

Refer attached commentary.

RESULTS FOR THE YEAR ENDED 30 JUNE 2004

OVERVIEW

In line with previous announcements, Village Roadshow Limited ("VRL") recorded a net profit after tax, specific items and discontinuing operations of $52.2 million for the 2004 financial year. This result compares to a full year loss in June 2003 of $26.0 million. Excluding specific items and discontinuing operations, operating profit after tax was $68.5 million, representing an increase of 12% over the prior full year result of $61.1 million.

Commenting on the results, Managing Director, Graham Burke, said "It was pleasing to see that we were able to achieve significant profit growth in this financial year. The Exhibition and Distribution divisions had exceptional trading results thanks to strong product and marketing initiatives. Product during 2004 included *The Lord of The Rings : The Return of the King*, *Harry Potter and the Prisoner of Azkaban*, *The Matrix Reloaded* and *The Matrix Revolutions*. Exhibition also saw the release of *Shrek 2* in the period."

"In Greece, the distribution business has enjoyed excellent results from the release of the most successful Greek film ever, *A Touch of Spice*. This film, which was produced by Village Roadshow Greece, has won several awards, including best fiction film at the 2003 Greek film festival."

"The Theme Park business has seen a strong increase in attendances over the 2003 financial year. International markets are recovering after the devastating SARS outbreak last year and the domestic market continues to grow. The new Shark Bay at Sea World opened in April 2004 and its success has helped push domestic attendance at Sea World over the one million mark."

"Austereo's share of advertising revenue from the metropolitan market continued to exceed 40%, a solid result in light of the crowded radio environment. In a strong result in the year's final radio survey, Austereo held 42% of the under-40 demographic and 38.5% of the 25-39 demographic. Austereo achieved an EBITDA margin of 32% maintaining its position as one of the world's best performing radio groups."

"The Production division has been impacted by the restructure in February 2003 resulting in the elimination on consolidation of a portion of film production fees previously recognised as income. This was in a year in which only 4 films were released however they included the highly successful *The Matrix Revolutions* and the Academy Award winning *Mystic River*."

The Company has achieved several major capital initiatives in the year. These include:

- During the year the Company bought back 140,086,114 A Class Preference Shares at a total cost of $169.0 million. This results in 110,129,033 A Class Preference shares remaining on issue.
- During the year the Company bought back 484,203 Ordinary shares at a cost of $0.9 million. Since 30 June 2004, the Company has bought back a further 23,005,797 Ordinary shares at a total cost of $45.3 million. This results in 211,413,107 Ordinary shares remaining on issue.

  The combined ongoing after tax cost of cash utilised by the Company in these buy backs will be $8 million per annum approximately.
- Financing arrangements for the Film Production division were completed during the year. The revolving period of the US$900 million facility has been extended for a further two years, allowing drawdowns up until February 2008, with the debt now scheduled to be fully repaid by January 2012.
- In March 2004, the Company sold its one third interest in screen advertiser, Val Morgan, for $6 million plus working capital and an additional amount if certain criteria are met.

The Company's balance sheet remains robust with gearing ratios (excluding Film Production non-recourse debt of $815 million) of less than 30%.

Normalised Earnings per Share has improved significantly on the prior year as a result of the return to operating profit and capital restructuring. EPS on all shares; i.e. both preference and ordinary, for 2004 is 15.0 cents compared to 12.6 cents in the prior financial year, after excluding specific items and discontinuing operations.

OPERATIONAL PERFORMANCE

Film Exhibition

Profit before tax, excluding discontinuing items, of $28.1 million was an increase of 134% over the previous year's result of $12.0 million.

The division enjoyed a year with some outstanding films including *The Matrix Revolutions, Shrek 2, The Lord of the Rings : The Return of the King, Finding Nemo, Harry Potter and the Prisoner of Azkaban, Pirates of the Caribbean, Troy,* and *The Day After Tomorrow.*

Reported EBITDA of $58.4 million was 4.8% lower than the previous corresponding period's EBITDA of $61.4 million. Underlying EBITDA of $79.7 million was 6.2% lower than the corresponding prior period's EBITDA of $85.0 million. The reduction in reported and underlying EBITDA was a result of the sale of the Warner Village UK joint venture operations in May 2003.

Excluding the Warner Village UK result, current period underlying EBITDA of $79.7m was 49% higher than the previous period. Reported EBITDA was less impacted by this sale due to the equity accounting treatment for associated entities. On a like for like basis, for those sites open for the full year, the increase in admissions was 3% over the prior period.

Highlights in terms of territory performance during the financial year to 30 June 2004 included:

- Argentina – admissions 14% higher than last year.
- Taiwan – admission growth of 21% over the SARS impacted last year.
- Greece – admissions benefited from local product and were up 4%.
- New Zealand – a full year from St Lukes enabled admissions to grow 4%.

In Australia, an increase in EBITDA was attributable to the increased share of the Multiplex joint venture, the Company having moved to a 50% share from 33.3% in March 2003.

In Greece, the distribution business has enjoyed excellent results from the release of the most successful Greek film ever, *A Touch of Spice*. This film, which was produced by Village Roadshow Greece, has won several awards, including best fiction film at the 2003 Greek film festival.

Exhibition Box Office and Underlying EBITDA from Continuing Operations [1] – A$'000

Geographical Segment	Year Ended June 2004			Year Ended June 2003		
	Gross Box Office	Underlying EBITDA 100%	Underlying EBITDA Village Share	Gross Box Office	Underlying EBITDA 100%	Underlying EBITDA Village Share
Australia	314,790	81,083	37,344	307,127	72,959	27,144
Asia/New Zealand	148,308	33,959	15,086	154,909	24,937	10,041
Europe [2]	166,350	32,086	23,628	404,027	86,930	45,252
South America	17,168	6,664	3,665	13,488	4,681	2,575
Total	**646,616**	**153,792**	**79,723**	**879,551**	**189,507**	**85,012**

1. Underlying EBITDA represents Village Roadshow's equity share of trading in each territory on a grossed-up basis, i.e. ignoring the effect of corporate structuring. Reported EBITDA differs from this because there are a number of partnerships/associates whose contribution to reported EBITDA is Village Roadshow's share of their post-tax profits.
2. Prior period includes UK JV subsequently sold.

The new Parma site in Italy, which opened in December 2003, has traded above expectations, whilst the new Hsin Chu Windance site in Taiwan opened in November 2003 to disappointing results.

Total underlying capital expenditure (excluding the second instalment of the acquisition price of the Australian Multiplex joint venture of $32 million) was $25.0 million compared with $44.3 million in the previous corresponding period. The biggest capital item was $6.75m for the Bondi cinema site which started trading in July 2004.

In October 2003, the Company sold the Nottingham site in the UK for $5.5 million.

Negotiations continue for the sale of the Taiwan joint venture with a number of open offers having been received. If an agreement is reached in respect of such a sale, it is not expected to have any material effect on this current financial year's assets or earnings.

In March 2004, VRL sold its one third interest in screen advertiser, Val Morgan, for $6 million plus working capital with an additional amount payable if certain criteria are met. The added consideration has not been reflected in the results.

List of Sites & Screens – Exhibition Division – Continuing Operations [1]

	As at June 2003		Opened/ (Closed/Sold) During 2003/04		As at June 2004		To be Developed During 2004/05	
	Sites	Screens	Sites	Screens	Sites	Screens	Sites	Screens
Australia	71	573	(2)	(4)	69	569	2	30
Argentina	6	69	-	-	6	69	-	-
Czech Republic	2	22	-	-	2	22	-	-
Fiji	2	10	-	-	2	10	-	-
Greece	4	44	-	-	4	44	2	22
Italy	13	139	1	7	14	146	-	-
New Zealand	13	84	-	-	13	84	-	3
Singapore	8	58	-	-	8	58	-	-
Taiwan	6	73	1	5	7	78	-	-
United Kingdom	6	53	(1)	(12)	5	41	-	-
Total	**131**	**1,125**	**(1)**	**(4)**	**130**	**1,121**	**4**	**55**

1. Includes all screens in which Village Roadshow has an economic interest, taking no account of ownership structure. Not included in the above chart are 18 screens in 2 sites in Austria which has been treated as a discontinuing territory. During 2004/05 the sites and screens to be developed in Greece are replacement sites.

Film Distribution

Film Distribution had an excellent result for the year ended 30 June 2004 with profit before tax and significant items increasing by 56% from $9.3 million to $14.5 million.

This increase has been driven by the outstanding results achieved with the *The Lord of the Rings* and *The Matrix* franchises. Roadshow Entertainment enjoyed a year of unrivalled strength of product. DVD sales were up 76% compared to the same period last year. Roadshow is currently the number one distributor in the DVD arena with a 15.8% share of the value of the industry.

Film Production

Operating profit before tax and specific items for the Film Production division reduced from $11.0 million to a $0.8 million loss. This was due to the restructure of the division in February 2003, resulting in the elimination on consolidation of a portion of film production fee income, and an increase in interest expense on capital invested. The division released four films during the financial year compared to our target of 6 – 8. This was mainly due to the two sequels of *The Matrix* being released in May and November 2003.

Financing arrangements were completed satisfactorily during the year. The financiers have agreed to extend the revolving period of the US$900 million facility for a further 2 years, allowing drawdowns up until February 2008, with the debt now scheduled to be fully repaid by January 2012.

The release of *The Matrix Revolutions* in November 2003 and the performance of *Mystic River* were the highlights of the year for the Film Production division. *Mystic River* performed exceptionally well, winning both Academy Awards and Golden Globes for Best Actor (Sean Penn) and Best Supporting Actor (Tim Robbins), as well as receiving six Academy Award nominations including Best Picture, Best Actor and Best Director.

The underlying performance of the film portfolio remains in profit despite disappointing results from *Torque* and *Taking Lives*. The results from the recent North American release of *Catwoman* were disappointing, but it is expected that its international performances will be stronger. Film exploitation profits of $A18.9 million have been recognised in the June 2004 financial year. With all the costs associated with the restructure now having been incurred, it is expected that continuing strong underlying performances will be recorded in future years.

Looking ahead to the next 12 months, films set for release, or in production include *Ocean's Twelve,* the highly anticipated sequel to *Ocean's Eleven,* which we expect will be one of the biggest event movies of the year. Other films in production include *Miss Congeniality 2: Armed and Fabulous, Constantine* and *House of Wax*. *Charlie and the Chocolate Factory*, another highly anticipated film, has commenced principal photography and stars Johnny Depp as Willy Wonka. This film is expected to release in mid 2005.

Radio

Operating profit before tax and specific items for the radio division was marginally down (3.9%) on the previous corresponding period to $60.4 million, with reported EBITDA also down from $83.1 million last year to $78.9 million for the year ended 30 June 2004.

Whilst the result was lower than the previous corresponding period, it was achieved in an extremely competitive and crowded market and reflected an increased investment in new strategies to ensure continued market leadership.

During the year, the metropolitan commercial radio advertising market increased by 11.7% and Austereo continued to achieve advertising revenue in the Metropolitan market in excess of 40%. In a strong result in the year's final radio survey, Austereo held 42% of the under-40 audience and 38.5% of the 25-39 demographic. Austereo also clearly led all other competitors in the 25-54 demographic, with a 30.6% share.

Austereo's joint venture operations in Canberra and Newcastle both set new sales and profit records for the year. Offshore ventures in Malaysia and Greece continued to trade well. During the period Village Roadshow's shareholding in Austereo marginally increased to 59.91%.

Theme Parks

Operating profit before tax for the Theme parks division was in line with the prior year with both years reporting a profit of $11.5 million. For the 2004 financial year, this was a result of the equity accounting treatment for associated entities rather than trading conditions. Reported EBITDA was higher, from $20.8 million in the previous year to $24.0 million. Trading at the theme parks has been strong and only slightly offset by reduced trading at the Studios.

Attendance levels grew 10% to 3.4m compared to last year, which was largely as a result of a successful domestic marketing campaign. The international market still remained slightly soft for the theme parks with most Asian markets slowly returning after the devastating SARS outbreak last year.

Warner Bros. Movie World maintained attendance levels compared to the previous corresponding year, yet was able to achieve a 15% increase in operating profit through effective control of overheads. The Matrix exhibit was opened in September 2003.

Sea World attendances were up 10% and net profit was significantly higher due to cost reductions, and the opening of Shark Bay in April 2004.

Wet N Wild Water World achieved admissions growth of 11% and an increase in profitability of 17% over last year's result. This was driven by a surge in local visitors during the "Stay at Home" attitude of Australians cultivated from last year's SARS crises.

Sea World Nara Resort achieved an excellent result with growth of 5% in the room rate and occupancy at 73% compared to 64% in the previous year. Strong occupancy rates came as a result of higher domestic visitation and last year's refurbishment program.

Warner Roadshow Movie World Studios had a disappointing result due to the level of rentals of the stages and the higher $A. This was reflected in a 69% drop in profitability, however the Studios currently have a number of active productions including *House of Wax* and *World Wrestling Entertainment Marine.*

In July 2004 the Studios suffered a major fire in one of its eight sound stages. The fire destroyed the stage, but rebuilding has commenced and it is expected to be fully functional by the end of 2004.

CAPITAL MANAGEMENT

Dividend
Refer separate announcement made to Australian Stock Exchange Ltd. on this matter today.

Share Buy Back
During the financial year, VRL embarked on a restructure of its issued capital. Following the unsuccessful attempt to complete a scheme of arrangement to buy back all of the A Class Preference shares, VRL was able to complete a series of successful on market buybacks. The amount spent approximately equalled the payment that would have been required in the first year had the proposed scheme of arrangement been implemented.

During the year the Company bought back 140,086,114 A Class Preference Shares at a total cost of $169.0 million. This results in 110,129,033 A Class Preference shares remaining on issue.

During the year the Company also bought back 484,203 Ordinary shares at a cost of $0.9 million. Since 30 June 2004, the Company has bought back a further 23,005,797 Ordinary shares at a total cost of $45.3 million. This results in 211,413,107 Ordinary shares remaining on issue.

For further information please contact:	Peter Foo – Finance Director (03) 9667 6696

A copy of this release can also be found at **www.villageroadshow.com.au**

Table of Contents

Consolidated Statement of Financial Performance		2004 $A'000	2003 $A'000
1.1	Revenues from ordinary activities *(see item 1.19)*	2,226,463	1,774,711
1.2	Expenses from ordinary activities, excluding borrowing costs expense *(see item 1.20)*	(2,082,193)	(1,728,730)
1.3	Borrowing costs expense	(76,091)	(46,757)
1.4	Share of net profits (losses) of associates and joint venture entities accounted for using the equity method *(see item 16.7)*	31,215	39,219
1.5	**Profit (loss) from ordinary activities before income tax expense**	**99,394**	**38,443**
1.6	Income tax revenue (expense)	(30,425)	(49,909)
1.7	**Net Profit (loss) after income tax expense**	**68,969**	**(11,466)**
1.8	Profit (loss) from extraordinary items after tax *(see item 2.5)*	--	--
1.9	Net Profit (loss)	68,969	(11,466)
1.10	Net Profit (loss) attributable to outside +equity interests	16,752	14,550
1.11	**Net Profit (loss) attributable to members of Village Roadshow Limited**	**52,217**	**(26,016)**
1.12	Net exchange difference on translation of accounts and net investments in foreign controlled and associated entities	(13,652)	(72,417)
1.13	Net increase in capital profits reserve	20	58
1.14	Other revenue, expense and initial adjustments recognised directly in equity	555	3,557
1.15	Total revenues, expenses and valuation adjustments attributable to members of Village Roadshow Limited and recognised directly in equity (items 1.12 to 1.14)	(13,077)	(68,802)
1.16	**Total changes in equity other than those resulting from transactions with owners as owners attributable to members of Village Roadshow Limited**	**39,140**	**(94,818)**

Earnings per security (EPS)		2004	2003
1.17	Basic EPS	22.23c	(11.06c)
1.18	Diluted EPS	22.23c	(11.06c)

Additional Disclosures – Dissection of Continuing & Discontinuing Results:

	Continuing Operations		Discontinuing Operations		Consolidated	
	2004 $'000	2003 $'000	2004 $'000	2003 $'000	2004 $'000	2003 $'000
Profit (loss) from ordinary activities before income tax expense	110,827	(23,334)	(11,433)	61,777	99,394	38,443
Income tax revenue (expense)	(30,425)	(53,331)	--	3,422	(30,425)	(49,909)
Net profit (loss) after income tax	80,402	(76,665)	(11,433)	65,199	68,969	(11,466)
Profit (loss) attributable to outside equity interest	16,752	17,227	--	(2,677)	16,752	14,550
Net Profit (loss) attributable to members of Village Roadshow Limited	63,650	(93,892)	(11,433)	67,876	52,217	(26,016)

Notes to the Consolidated Statement of Financial Performance follow.

Revenue and expenses from ordinary activities

		2004 $A'000	2003 $A'000
1.19	Revenues from operating activities:		
	Revenue from sale and exploitation of film productions	1,475,446	557,019
	Rendering of other services	685,217	729,985
	Revenues from non-operating activities:		
	Commissions/fees	8,509	26,347
	Dividends from other entities	144	189
	Interest from:		
	Other entities	10,512	8,042
	Associated entities	1,043	7,432
	Sale of other non-current assets	16,675	418,073
	Rental income	3,761	4,342
	Other income	25,156	23,282
	Total Revenues from ordinary activities	**2,226,463**	**1,774,711**
1.20	Details of relevant expenses:		
	Employee expenses:		
	Employee entitlements	12,745	10,987
	Remuneration and other employee expenses	172,731	171,926
	Total employee expenses	185,476	182,913
	Cost of Goods Sold	24,356	17,162
	Occupancy expenses:		
	Operating lease rental – minimum lease payments	62,671	88,822
	Operating lease rental – contingent rental payments	1,496	1,592
	Other occupancy expenses	34,123	35,494
	Total occupancy expenses	98,290	125,908
	Film hire and other film expenses	972,786	571,092
	Depreciation of:		
	Buildings & improvements	1,286	4,327
	Plant, equipment & vehicles	26,861	36,159
	Amortisation of:		
	Goodwill	3,251	2,694
	Leasehold improvements	7,794	6,326
	Finance lease assets	3,526	2,692
	Goodwill on consolidation	1,641	941
	Deferred expenditure	1,158	552
	Radio Licences	300	300
	Film Library	564,108	101,279
	Other intangibles	20	159
	Total depreciation and amortisation	609,945	155,429
	Net book value of assets sold	21,009	341,468
	Net foreign currency (gains) and losses	(3,763)	200
	Deferred expenditure & development costs written off	3,466	24,511
	Write-off of costs relating to Film Production finance restructuring - refer Specific Items	--	49,356
	Write down of assets and loans – refer Specific Items	--	75,861
	Management & service fees paid	5,592	4,186
	Advertising and promotions	24,495	29,201
	Regulatory and licence fees	14,773	16,803
	Settlement and other discounts	17,241	16,474
	Telecommunications	7,511	6,829
	General and administration expenses:		
	Provision for doubtful debts	2,768	5,728
	Bad debts written off – other	(619)	502
	Other general and administration expenses	98,867	105,107
	Total general and administration expenses	101,016	111,337
	Total Expenses from ordinary activities excluding borrowing costs expense	**2,082,193**	**1,728,730**

Capitalised outlays		2004 $A'000	2003 $A'000
1.21	Interest costs capitalised in asset values	--	96
1.22	Outlays capitalised in intangibles (unless arising from an +acquisition of a business)	–	--

Losses and gains	2004 $A'000	2003 $A'000
Net Profit/(Loss) on sale of:		
Property, plant & equipment	(6,683)	1,325
Investments	2,399	75,340
Profit on redemption of convertible notes	4,467	526

Consolidated retained profits		2004 $A'000	2003 $A'000
1.23	Retained profits (accumulated losses) at the beginning of the period	105,353	126,952
1.24	Net profit (loss) attributable to members *(item 1.11)*	52,217	(26,016)
1.25	Net transfers from (to) reserves (including $555k transferred from Outside Equity Interests and ($42,778k) transferred from Foreign Currency Translation Reserve in current period)	(42,223)	4,417
1.26	Net effect of changes in accounting policies	--	--
1.27	Dividends and other equity distributions paid or payable	--	--
1.28	**Retained profits (accumulated losses) at end of financial period**	**115,347**	**105,353**

Reconciliation of operating profit	2004 $A'000	2003 $A'000
Profit (loss) from ordinary activities before income tax expense (item 1.5)	99,394	38,443
Less: Discontinuing Operations (profit) loss before tax	11,433	(61,777)
Less: Specific Items (profit) loss before tax (see below)	4,857	127,145
Profit (loss) before tax excluding Discontinuing Operations & Specific Items	**115,684**	**103,811**
Income tax expense excluding Discontinuing Operations & Specific Items	(30,425)	(24,376)
Profit attributable to Outside Equity Interests excluding Discontinuing & Specific Items	(16,752)	(18,385)
Net profit attributable to members excluding Discontinuing Operations & Specific Items	**68,507**	**61,050**

Calculation of Income tax on ordinary activities (Item 1.6)	2004 $A'000	2003 $A'000
Income tax attributable to reported profit from ordinary activities	29,818	11,533
Non tax deductible expenses	1,213	1,731
Other deductible amounts	(4,415)	--
Non-taxable income	--	(3,258)
Adjustments relating to results of overseas subsidiaries	3,591	--
Provision for non-current tax liabilities (refer Specific Items below)	--	28,955
Current losses not booked/(prior year losses not previously brought to account now utilised)	6,607	22,714
After-tax equity profits/losses included in pre-tax profit	(5,779)	(10,981)
After-tax partnership profits/losses included in pre-tax profit	(995)	(785)
Other	385	–
Total Income tax expense/(credit)	**30,425**	**49,909**

+ See chapter 19 of the ASX Listing Rules for defined terms.

Intangible and extraordinary items		Consolidated – Current period – A$'000			
		Before tax (a)	Related tax (b)	Related outside +equity interests (c)	Amount (after tax) attributable to members (d)
2.1	Amortisation of goodwill	4,892	--	--	4,892
2.2	Amortisation of other intangibles	20	--	--	20
2.3	**Total amortisation of intangibles**	**4,912**	--	--	**4,912**
2.4	Extraordinary items (details)	--	--	--	--
2.5	**Total extraordinary items**	--	--	--	--

Specific items

Profit (loss) from ordinary activities after tax (item 1.7) contains the following specific items which are relevant in explaining the financial performance of the group

	2004 $A'000	2003 $A'000
Loss on disposal of assets	(4,857)	--
Write-down of assets and loans	--	(75,861)
Write-off of costs relating to Film Production finance restructuring	--	(49,356)
Net loss on sale of assets & provisions for legal costs & lease exit costs	--	(1,928)
Total profit (loss) from specific items before tax	**(4,857)**	**(127,145)**
Provision for non-current tax liabilities	--	(28,955)
Total profit (loss) from specific items after tax	**(4,857)**	**(156,100)**
Outside Equity Interest	--	(1,158)
Total attributable profit (loss) from specific items after tax	**(4,857)**	**(154,942)**

Comparison of half year profits

		2004 $A'000	2003 $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)	28,965	46,459
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	23,252	(72,475)

Consolidated Statement of Financial Position

		2004 $A'000	2003 $A'000
	Current assets		
4.1	Cash	110,076	177,730
4.2	Receivables	313,869	298,298
4.3	Film library (net)	250,822	472,772
4.4	Inventories	2,669	2,835
4.5	Current tax assets	1,619	377
4.6	Other	23,073	21,018
4.7	**Total current assets**	**702,128**	**973,030**
	Non-current assets		
4.8	Receivables (refer note 1 below)	198,236	205,665
4.9	Investments (equity accounted)	105,221	116,492
4.10	Other financial assets	7,601	7,643
4.11	Other property, plant and equipment (net)	251,547	280,758
4.12	Intangibles (net)	74,105	77,301
4.13	Deferred tax assets	24,916	25,644
4.14	Radio Licences (net) (refer note 2 below)	464,635	464,658
4.15	Film library (net)	523,104	640,129
4.16	Security deposits	102,739	110,878
4.17	Other	9,046	2,453
4.18	**Total non-current assets**	**1,761,150**	**1,931,621**
4.19	**Total assets**	**2,463,278**	**2,904,651**
	Current liabilities		
4.20	Payables	231,509	307,982
4.21	Interest bearing liabilities	268,987	514,786
4.22	Current tax liabilities	12,513	9,927
4.23	Provisions (excluding tax liabilities)	18,994	23,406
4.24	Other (includes unearned income – partially offset by other current assets relating to film production)	2,513	6,430
4.25	**Total current liabilities**	**534,516**	**862,531**
	Non-current liabilities		
4.26	Payables	53,750	62,480
4.27	Interest bearing liabilities - excl. convertible notes	765,216	727,594
	- convertible notes	13,461	25,598
4.28	Deferred and other tax liabilities	127,191	125,403
4.29	Provisions (excluding tax liabilities)	17,888	15,435
4.30	Other (includes unearned income)	2,538	7,617
4.31	**Total non-current liabilities**	**980,044**	**964,127**
4.32	**Total liabilities**	**1,514,560**	**1,826,658**
4.33	**Net assets**	**948,718**	**1,077,993**
	Equity		
	Parent entity interest:		
4.34	Capital/contributed equity - excl. convertible notes	755,351	925,221
	- convertible notes	14,866	14,866
4.35	Reserves	(58,987)	(88,133)
4.36	Retained profits (accumulated losses)	115,347	105,353
4.37	**Equity attributable to members of the parent entity**	**826,577**	**957,307**
4.38	Outside +equity interests in controlled entities	122,141	120,686
4.39	**Total equity**	**948,718**	**1,077,993**
4.40	Preference capital included as part of 4.34	**455,792**	**624,789**

+ See chapter 19 of the ASX Listing Rules for defined terms.

Notes to the Consolidated Statement of Financial Position

Note 1. Non-current receivables include a loan to Village Cinemas SA, the group's associated company in Argentina, of A$23.7 million, based on the 30 June 2004 exchange rate. The carrying value of this loan is susceptible to further changes in the Peso/AUD exchange rate.

Note 2. As at 30 June 2004, Austereo Group Limited reflect the value of Radio Licences at cost (less accumulated amortisation) of $926.7 million. This value is supported by an independent valuation which is commissioned annually and updated six monthly. The carrying value of Radio Licences by Austereo Group Limited is currently below the lower end of the range of estimates provided by the independent valuer. The Village Roadshow Ltd. group has continued to record these Radio Licences at original cost (less accumulated amortisation) of $464.6 million. Both the $926.7 million and $464.6 million amounts referred to above represent 100% of the Radio Licences.

5. Exploration and evaluation expenditure capitalised – N/A

6. Development properties - N/A

Consolidated Statement of Cash Flows

		2004 $A'000	2003 $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	2,196,281	1,197,372
7.2	Payments to suppliers and employees (note 2)	(1,825,699)	(1,256,860)
7.3	Dividends and distributions received from associates	6,992	37,897
7.4	Other dividends received	--	--
7.5	Interest and other items of similar nature received	10,764	15,474
7.6	Interest and other costs of finance paid	(77,469)	(47,241)
7.7	Income taxes paid	(32,760)	(14,506)
7.8	Other (partnership profits, exchange profits)	7,698	2,617
7.9	**Net operating cash flows (refer Notes 1 & 2 below)**	**285,807**	**(65,247)**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(25,789)	(52,745)
7.11	Proceeds from sale of property, plant and equipment	12,614	134,337
7.12	Payment for purchases of equity investments	(31,640)	(53,898)
7.13	Proceeds from sale of equity investments	7,670	298,207
7.14	Loans to other entities	(46,385)	(582,119)
7.15	Loans repaid by other entities	66,962	177,318
7.16	Other	(221)	(106)
7.17	**Net investing cash flows**	**(16,789)**	**(79,006)**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	--	--
7.19	Proceeds from borrowings	809,788	498,535
7.20	Repayment of borrowings	(962,633)	(387,315)
7.21	Dividends paid	(12,141)	(39,498)
7.22	Other (incl. payments for buyback of shares)	(169,870)	(15,400)
7.23	**Net financing cash flows**	**(334,856)**	**56,322**
7.24	**Net increase (decrease) in cash held**	**(65,838)**	**(87,931)**
7.25	Cash at beginning of period *(see Reconciliation of cash)*	177,730	265,661
7.26	Exchange rate adjustments to item 7.25.	(1,816)	--
7.27	**Cash at end of period** *(see Reconciliation of cash)*	**110,076**	**177,730**

Notes to the Consolidated Statement of Cash Flows:

Note 1: For the purposes of the statement of cash flows, cash includes deposits at call with financial institutions and other highly liquid investments with short periods to maturities which are readily convertible to cash on hand and are subject to an insignificant risk of changes in value, net of outstanding bank overdrafts.

Note 2: With effect from 11 February 2003, payments to suppliers include amounts to acquire film copyrights from third parties. Revenues earned from these copyright assets are derived over several years hence significant timing differences in cash flows can occur. In the year ended 30 June 2004, $272.7 million was expended on copyright assets (for the period 11 February – 30 June 2003, this amount was $257.5 million).

Reconciliation of operating profit after tax to net operating cash flows

	2004 $A'000	2003 $A'000
Net operating profit/(loss)	**68,969**	**(11,466)**
Adjust for:		
Depreciation	28,147	40,486
Amortisation	581,798	114,943
Provisions	2,888	87,723
Profit on disposal of assets	4,334	(76,605)
Non-operating expense (Village Roadshow Films (BVI) Ltd. write-down – refer note 1)	--	28,887
Unrealised foreign currency (profit)/loss	(74)	200
Net equity accounted profits	(16,668)	1,189
Profit on conversion of convertible notes	(4,467)	(526)
Changes in assets & liabilities:		
Trade receivables	(23,688)	(161,441)
Trade creditors	(79,986)	118,858
Tax payable	1,343	4,844
Unearned income	(1,575)	(2,639)
Other payables and provisions	(1,231)	10,445
Film library	(272,707)	(257,474)
Inventories	165	(69)
Capitalised borrowing costs	(1,334)	(69)
Non-current tax liabilities	(3,679)	30,559
Prepayments and other assets	3,572	6,908
Net operating cash flows	**285,807**	**(65,247)**

Acquisition of controlled entities

(i) Effective 11 February 2003, the economic entity increased its ownership of Village Roadshow Films (BVI) Ltd. ("VRF") from 19.9% to 100%. The aggregate net assets acquired were (refer note 2):	Current period $A'000	Previous corresponding period $A'000
Cash assets	--	78
Security deposits	--	105,356
Film Library	--	934,900
Setup costs	--	22,489
Payables	--	(484)
Non-current interest bearing liabilities	--	(807,464)
Fair value of net assets acquired	**--**	**254,875**
Cash consideration paid	**--**	**254,875**

Note 1. An additional equity premium of $28.9 million was paid in respect of the acquisition of Village Roadshow Films (BVI) Ltd. ("VRF") effective 11 February 2003. This was not included in VRF's pre-acquisition balance sheet and was written off on consolidation.

Note 2. The amounts shown above in relation to the acquisition of VRF are calculated based on the 30 June 2003 USD/AUD exchange rate of 0.6670. The USD/AUD exchange rate at acquisition date of 11 February 2003 was 0.5927.

Disposal of controlled entities

The economic entity did not dispose of any material entities in either the current or previous corresponding reporting periods.

Undrawn credit facilities

The economic entity has undrawn credit facilities at balance date of $687.1 million (2003: $525.5 million), which includes $491.3 million (2003: $337.2 million) relating to Village Roadshow Films (BVI) Limited.

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. (If an amount is quantified, show comparative amount.)

N/A

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period $A'000	Previous corresponding period $A'000
8.1	Cash on hand and at bank	45,421	83,093
8.2	Deposits at call	64,655	94,637
8.3	Bank overdraft	--	--
8.4	Other (provide details)	--	--
8.5	**Total cash at end of period** *(item 7.27)*	**110,076**	**177,730**

Other notes to the condensed financial statements

Ratios		Current period	Previous corresponding period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax *(item 1.5)* as a percentage of revenue *(item 1.1)*	4.5%	2.2%
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members *(item 1.11)* as a percentage of equity (similarly attributable) at the end of the period *(item 4.39)*	5.5%	(2.4%)

Earnings per security (EPS)		Current period	Previous corresponding period
10.1	Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of AASB1027: Earnings Per Share are as follows.		
	Basic EPS [1,3]	22.23c	(11.06c)
	Total EPS [2]	11.44c	(5.35c)
	Basic EPS (excluding specific items & discontinuing operations) [4]	29.17c	25.96c
	Total EPS (excluding specific items & discontinuing operations) [4]	15.00c	12.55c
	Weighted Average Number of shares outstanding during the period used in the calculations of EPS:		
	Ordinary Shares	234,885,861	235,178,467
	Total Shares	456,586,624	486,374,946

Note 1: Basic EPS calculated in accordance with AASB 1027: Earnings Per Share.
Note 2: Total EPS represents Earnings Per Share on total Ordinary and Preference shares.
Note 3: Diluted EPS is not materially different to Basic EPS.
Note 4: Alternative disclosure based on attributable net profit of $68.507 million (2003 $61.050 million).

NTA backing		Current period	Previous corresponding period
11.1	Net tangible asset backing per +ordinary security	$2.18	$1.81

Discontinuing Operations – Current Period

12.1 During the year ended 30 June 2004, the economic entity continued to wind down the operations which were discontinued in prior periods, and it is noted that progressive asset sales are in progress in relation to Germany, and exit options are still being progressed in relation to Austria. The cinema operations of both Germany & Austria were classified as discontinuing operations in previous financial years. The results of discontinuing cinema operations are included in the Exhibition business segment, the results of discontinuing old production operations are included in the Production business segment in 2003, and the results of discontinuing A-Live Worldwide operations are included in the Radio business segment in 2003. These disposals and cessation of activities are part of a major restructuring program which is aimed at improving the return on assets across the economic entity.

	Germany 2004 $A'000	Austria 2004 $A'000	Total Exhibition 2004 $A'000	Total Group 2004 $A'000
Financial Performance Information				
Sales revenue	--	10,664	10,664	10,664
Other revenue	486	106	592	592
Share of net profits (losses) of associates	--	--	--	--
Interest expense	--	21	21	21
Other expenses	9,073	13,595	22,668	22,668
Operating profit (loss) from discontinuing operations before tax	(8,587)	(2,846)	(11,433)	(11,433)
Income tax revenue (expense)	--	--	--	--
Operating profit (loss) from discontinuing operations after tax	(8,587)	(2,846)	(11,433)	(11,433)
Cashflow Information				
The consolidated net cashflows of the discontinuing operation during the reporting period were as follows:				
Net operating cashflows	(5,927)	(404)	(6,331)	(6,331)
Net investing cashflows	--	--	--	--
Net financing cashflows	--	--	--	--
Total net cashflows	(5,927)	(404)	(6,331)	(6,331)
Financial Position/Other Information				
Assets – carrying amount at balance date	2,912	1,500	4,412	4,412
Liabilities at balance date	5,272	5,847	11,119	11,119
Net Assets (Liabilities) at balance date	(2,360)	(4,347)	(6,707)	(6,707)
Net Assets disposed of	--	--	--	--
Selling price of net assets disposed	--	--	--	--
Profit/(Loss) on disposal of net assets	--	--	--	--
Tax expense (credit) relating to the disposal of net assets	--	--	--	--

Discontinuing Operations – Previous Corresponding Period

	Thailand 2003 $A'000	India 2003 $A'000	Germany 2003 $A'000	Austria 2003 $A'000	France 2003 $A'000	Korea 2003 $A'000	Malaysia 2003 $A'000	Total Exhibition 2003 $A'000	Radio 2003 $A'000	Production 2003 $A'000	Total Group 2003 $A'000
Financial Performance Information											
Sales revenue	--	--	--	11,541	--	--	--	11,541	11,776	--	23,317
Other revenue	--	(294)	1,774	50	--	133,938	5,557	141,025	--	--	141,025
Share of net profits (losses) of associates	--	--	--	--	--	4,946	--	4,946	--	--	4,946
Interest expense	--	--	--	--	--	--	--	--	224	--	224
Other expenses	--	67	12,538	14,587	589	47,730	5,731	81,242	23,045	3,000	107,287
Operating profit (loss) from discontinuing operations before tax	--	(361)	(10,764)	(2,996)	(589)	91,154	(174)	76,270	(11,493)	(3,000)	61,777
Income tax revenue (expense)	--	--	--	--	--	--	--	--	3,422	--	3,422
Operating profit (loss) from discontinuing operations after tax	--	(361)	(10,764)	(2,996)	(589)	91,154	(174)	76,270	(8,071)	(3,000)	65,199
Cashflow Information											
The consolidated net cashflows of the discontinuing operation during the reporting period were as follows:											
Net operating cashflows	--	--	(6,292)	(2,553)	(589)	(5,708)	--	(15,142)	(11,716)	--	(26,858)
Net investing cashflows	11,766	2,706	3,061	--	--	129,571	5,311	152,415	--	--	152,415
Net financing cashflows	(141)	--	--	--	--	--	--	(141)	--	--	(141)
Total net cashflows	11,625	2,706	(3,231)	(2,553)	(589)	123,863	5,311	137,132	(11,716)	--	125,416
Financial Position/Other Information											
Assets – carrying amount at balance date	--	--	14,259	1,479	--	--	--	15,738	5	--	15,743
Liabilities at balance date	--	--	8,364	3,174	--	--	--	11,538	--	--	11,538
Net Assets (Liabilities) at balance date	--	--	5,895	(1,695)	--	--	--	4,200	5	--	4,205
Net Assets disposed of	--	--	--	--	--	47,729	--	47,729	--	--	47,729
Selling price of net assets disposed	--	--	--	--	--	131,794	--	131,794	--	--	131,794
Profit/(Loss) on disposal of net assets	--	--	--	--	--	84,065	--	84,065	--	--	84,065
Tax expense (credit) relating to the disposal of net assets	--	--	--	--	--	--	--	--	--	--	--

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	N/A
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was +acquired	
13.3	Date from which such profit has been calculated	
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period	

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	N/A
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control	
14.3	Date to which the profit (loss) in item 14.2 has been calculated	
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period	
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	N/A
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of registrable transfers received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	N/A
15.3	Has the dividend been declared?	N/A

Amount per Security

			Amount per security	Franked amount per security at 30% tax	Amount per security of foreign source dividend
	Final dividend:	Current year - Ords	--	--	--
15.4		Prefs	--	--	--
15.5		Previous year - Ords	--	--	--
		Prefs	--	--	--
15.6	**Interim dividend:**	Current year	--	--	--
15.7		Previous year	--	--	--

Total dividend (distribution) per security (interim *plus* final)

		Current year	Previous year
15.8	+Ordinary securities	--	--
15.9	Preference +securities	--	--

Final dividend (distribution) on all securities

		Current period $A'000	Previous corresponding Period $A'000
15.10	+Ordinary securities *(each class separately)*	--	--
15.11	Preference +securities *(each class separately)*	--	--
15.12	Other equity instruments *(each class separately)*	--	--
15.13	**Total**	--	--

The +dividend or distribution plans shown below are in operation.

N/A

The last date(s) for receipt of election notices for the +dividend or distribution plans: N/A

Any other disclosures in relation to dividends (distributions): N/A

Details of aggregate share of profits (losses) of associates and joint venture entities

	Group's share of associates' and joint venture entities':	Current period $A'000	Previous corresponding period $A'000
16.1	Profit (loss) from ordinary activities before income tax	43,677	50,090
16.2	Income tax on ordinary activities	12,462	10,871
16.3	Profit (loss)from ordinary activities after income tax	31,215	39,219
16.4	Extraordinary items net of tax	--	--
16.5	Net profit (loss)	31,215	39,219
16.6	Adjustments	--	--
16.7	**Share of net profit (loss) of associates and joint venture entities**	**31,215**	**39,219**

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").*

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) after tax (item 1.9)	
17.1 Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current Period A$'000	Previous corresponding period A$'000
Associates:				
Ballarat Cinemas Pty Ltd	50.00%	50.00%	(207)	(202)
CGV Company Ltd [1]	--	50.00%	--	4,950
Dartina Developments Ltd	50.00%	50.00%	2,940	2,672
Golden Village Regional Pte Ltd	50.00%	50.00%	(599)	--
Radio Newcastle Pty Ltd	50.00%	50.00%	352	991
Roadshow Distributors Pty Ltd	50.00%	50.00%	14,427	8,109
Roadshow Unit Trust [2]	50.00%	50.00%	1,785	1,226
Sea World Property Trust	50.00%	50.00%	6,946	7,254
Tri-Village Developments BV	50.00%	50.00%	(257)	4,217
Val Morgan Holdings Pty Ltd [3]	33.33%	33.33%	2,568	1,809
Village Cinemas SA [4]	55.00%	55.00%	--	--
Warner Village Cinemas SPA	45.00%	45.00%	(29)	--
Warner Village (Design & Build) Ltd	50.00%	50.00%	200	425
Warner Village Exhibition Ltd	49.99%	49.99%	(91)	4,839
Village Roadshow Distributors SA (previously Warner Roadshow Film Distributors Greece SA)[5]	50.00%	50.00%	(85)	(18)
Other	N/A	N/A	(54)	330
			27,896	**36,602**
Joint venture entities/partnerships:				
Albury Regent Cinemas Partnership	50.00%	50.00%	372	287
Warner Village Theme Parks Partnership [6]	50.00%	50.00%	2,542	2,169
Sea World Aviation Partnership	50.00%	50.00%	80	241
Sea World Enterprises Partnership [6]	50.00%	50.00%	15	(143)
Tasmanian Cinemas Partnership	50.00%	50.00%	(92)	(277)
Warner Village Exhibition Management P/ship.	50.00%	50.00%	390	79
Warner Village Cinema Management P/ship.	50.00%	50.00%	12	261
			3,319	**2,617**
17.2 Total			**31,215**	**39,219**
17.3 Other Material Interests			N/A	N/A
17.4 Total			N/A	N/A

1. Effective 20 September 2002, as part of the ongoing strategy of restructuring the Exhibition division, the Company sold its 50% interest in CGV Company Limited, the operator of the Korean cinema circuit.
2. The 50% investment in the Roadshow Unit Trust was sold to Roadshow Distributors Pty. Ltd. effective 30 June 2004.
3. Effective 24 December 2002, the Village Roadshow Ltd. group acquired 33.33% of the Val Morgan Holdings Pty. Ltd. group, with the other 66.67% acquired by two other cinema exhibition groups equally. This acquisition resulted from the restructure of the screen advertising business conducted by Val Morgan (Australia) Pty. Ltd. and MEG Holdings Ltd. As part of the regulatory approvals for this acquisition, two of the three parties were required to divest their interests by no later than 24 June 2004. The Village Roadshow Ltd. group disposed of its 33.33% interest effective 27 February 2004.
4. Although the group has a 55% ownership interest in the issued share capital of Village Cinemas SA, it does not control the voting rights. Consequently, the entity has been accounted for as an associate.
5. Effective 15 January 2004, the Village Roadshow Ltd. group acquired the remaining 50% of the shares in Warner Roadshow Film Distributors Greece SA, and from that date onwards consolidated that entity.
6. Effective 1 December 2002, the Movie World Enterprises Partnership was re-named as the Warner Village Theme Parks Partnership, and the operations previously conducted by the Sea World Enterprises Partnership were transferred into the Warner Village Theme Parks Partnership.

Issued and quoted securities at end of current period

(Description includes rate of interest and any redemption or conversion rights together with prices and dates.)

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)* **A Class Preference shares**	110,129,033	110,129,033		
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions	-- (140,086,114)	-- (140,086,114)		
18.3	**+Ordinary securities**	234,418,904	234,418,904		
18.4	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks	-- (484,203)	-- (484,203)		
18.5	**+Convertible debt securities** *(description and conversion factor)* **PRIDES, converting into preference shares at any time up to 30/4/2008. Each PRIDES is convertible into a minimum of 21.249 and a maximum of 25.497 A Class Preference shares. The Company has the right to redeem the PRIDES for cash on request for conversion.**	413,300		US$50.00	US$50.00
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	-- (167,650)			
18.7	**Options** *(description and conversion factor)* **Options over Ordinary shares**			*Exercise Price*	*Expiry Date (if any)*
	2,000,000			$3.00	30/11/2007
	2,000,000			$4.00	30/11/2007
	2,000,000			$5.00	30/11/2007
18.8	Issued during current period	--	--		
18.9	Exercised during current period	--	--		
18.10	Expired during current period	--	--		
18.11	**Debentures** *(description)*				
18.12	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	N/A	N/A		
18.13	**Unsecured notes** *(description)*				
18.14	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	N/A	N/A		

Reporting by Business Segments[1]

	Exhibition		Theme Parks		Radio		Production		Distribution		Unallocated		Total	
	2004 $'000	2003 $'000	2004 $'000	2003 $'000	2004 $'000	2003 $'000	2004 $'000	2003 $'000	2004 $'000	2003 $'000	2004 $'000	2003 $'000	2004 $'000	2003 $'000
AMOUNTS INCLUDING SPECIFIC ITEMS & DISCONTINUING OPERATIONS														
Revenue from external customers	419,664	433,628	18,287	15,228	241,307	240,794	1,498,065	638,409	--	--	49,140	446,652	2,226,463	1,774,711
Share of associates net profit (loss)	4,967	19,275	9,537	9,595	1,479	1,015	--	--	15,369	9,334	(137)	--	31,215	39,219
Total segment revenue	424,631	452,903	27,824	24,823	242,786	241,809	1,498,065	638,409	15,369	9,334	49,003	446,652	2,257,678	1,813,930
Segment result	14,689	(59,609)	16,319	14,133	71,058	62,186	76,296	(3,042)	15,369	9,334	(94,337)	15,441	99,394	38,443
Income tax revenue (expense)													(30,425)	(49,909)
Net profit													68,969	(11,466)
Profit attributed to outside equity interest													16,752	14,550
Net profit attributable to members													52,217	(26,016)
Depreciation and amortisation expense	28,259	45,132	3,685	3,816	8,060	8,520	564,721	94,597	--	--	5,220	3,364	609,945	155,429
Non-cash expenses other than depreciation	1,985	78,466	100	917	(140)	1,298	(591)	(395)	--	--	464	9	1,818	80,295
Segment assets	451,757	551,341	81,974	81,134	493,141	544,170	1,092,089	1,389,272	56,313	34,587	288,004	304,147	2,463,278	2,904,651
Segment liabilities	116,525	133,209	36	(3)	55,150	49,139	116,847	191,609	--	--	1,226,002	1,452,704	1,514,560	1,826,658
Investments in associates included in segment assets	30,808	65,884	31,005	37,783	6,490	6,252	--	--	37,123	6,418	(205)	155	105,221	116,492
Acquisition of property, plant & equipment and intangible assets	22,233	79,837	2,859	15,792	4,506	3,783	1,771	2,150	--	--	5,015	11,498	36,384	113,060

	Exhibition 2004	Exhibition 2003	Theme Parks 2004	Theme Parks 2003	Radio 2004	Radio 2003	Production 2004	Production 2003	Distribution 2004	Distribution 2003	Unallocated 2004	Unallocated 2003	Total 2004	Total 2003
AMOUNTS EXCLUDING SPECIFIC ITEMS & DISCONTINUING OPERATIONS														
Revenue from external customers	408,425	412,922	18,287	15,228	241,307	229,018	1,498,065	638,409	--	--	43,404	48,821	2,209,488	1,344,398
Share of associates net profit (loss)	4,967	14,329	9,537	9,595	1,479	1,015	--	--	15,369	9,334	(137)	--	31,215	34,273
Total segment revenue	413,392	427,251	27,824	24,823	242,786	230,033	1,498,065	638,409	15,369	9,334	43,267	48,821	2,240,703	1,378,671
Segment result	26,964	15,796	16,319	14,133	71,058	74,554	76,296	50,525	15,369	9,334	(90,322)	(60,531)	115,684	103,811
Income tax revenue (expense)													(30,425)	(24,376)
Net profit													85,259	79,435
Profit attributed to outside equity interest													16,752	18,385
Net profit attributable to members													68,507	61,050

Notes:

[1] For primary segment reporting purposes, Leisure and Greece/Singapore Distribution business unit results are combined with Exhibition, and the Australian and NZ Distribution results are separately reported as Distribution.

The definition of segment revenues, segment result, segment assets and segment liabilities restricts the segment disclosures to operating activities and therefore excludes certain financing and investing transactions. The 'unallocated' column therefore combines financial information which is not reported in one of the primary business segments and transactions excluded from the segment definitions. The exclusions from segment definitions are mainly comprised of interest revenue & proceeds on disposal of assets (excluded from Segment Revenue), interest revenue & expense, & profit/loss on disposal of assets (excluded from Segment Result), cash, investments which are not equity accounted, loans receivable (other than loans to associates) & tax assets (excluded from Segment Assets) and borrowings, loans payable (other than loans from associates) and tax liabilities (excluded from Segment Liabilities).

Reconciliation of segment result and reported EBITDA analysis – continuing operations

	Segment result [1] Excluding specific items		Operating result [1] Excluding specific items		Reported EBITDA Excluding specific items	
	Current period $A'000	Previous corresp. period $A'000	Current period $A'000	Previous corresp. period $A'000	Current period $A'000	Previous corresp. period $A'000
Exhibition	26,964	15,796	28,061	11,981	58,424	61,397
Theme Parks	16,319	14,133	11,527	11,531	23,992	20,784
Radio	71,058	74,554	60,356	62,776	78,935	83,081
Production	76,296	50,525	(815)	10,987	76,910	52,705
Distribution	15,369	9,334	14,474	9,294	16,248	11,190
Other (includes corporate overheads)	(90,322)	(60,531)	2,081	(2,758)	(20,466)	(27,528)
Total	**115,684**	**103,811**	**115,684**	**103,811**	**234,043**	**201,629**

	Current period $A'000	Previous corresp. period $A'000
Calculation of Reported EBITDA		
Operating profit before specific items and tax	115,684	103,811
Add:		
Amortisation of intangibles	4,912	4,094
Depreciation and amortisation (excl. intangibles)	605,034	151,325
Film Library & other production amortisation	(564,108)	(101,279)
Interest expense	76,070	46,533
Tax on unit trust distributions	4,772	2,380
Tax on partnership profits	1,422	1,122
Goodwill on equity profits	1,797	1,679
Less:		
Interest income	(11,540)	(15,468)
Interest from exhibition partnership/associates	--	7,432
Reported EBITDA (before Minority Interests)	**234,043**	**201,629**

Note 1: As outlined in the segment reporting note, certain financing and investing transactions are excluded from the definition of 'segment result' under the revised AASB 1005 Segment Reporting. These transactions, which comprise interest income, interest expense, proceeds from sale of assets and the carrying value of assets sold, have been treated as unallocated for 'segment result' purposes, but are included in each segment's 'operating result' above. Operating result includes the items which are excluded from the new segment result definitions, and represents the basis under the previous segment accounting standard. EBITDA has been calculated from each segment's operating result.

Analysis of underlying EBITDA[1] from continuing operations – Exhibition

	Village Roadshow share	
	Current period $A'000	Previous corresp. period $A'000
Australia	37,344	27,144
Asia/New Zealand	15,086	10,041
Europe	23,628	45,252
South America	3,665	2,575
Total	**79,723**	**85,012**

1 Underlying EBITDA represents Village Roadshow's equity share of trading in each territory on a grossed-up basis, i.e. ignoring the effect of corporate structuring. Reported EBITDA differs from this because there are a number of partnerships/associates whose contribution to reported EBITDA is Village Roadshow's share of their post-tax profits.

EXTRACT OF RESULTS: FILM PRODUCTION EXPLOITATION

	2004 $A'000	2003 $A'000
Statement of Financial Performance		
Sales revenue (Note 1)	1,475,446	557,019
Expenses:		
Amortisation of film production costs (Note 2)	(564,108)	(94,056)
Other film expenses (Note 3)	(833,732)	(428,555)
Borrowing costs	(55,838)	(24,897)
Other	(2,825)	(9,511)
Net Profit from film exploitation (Note 4)	**18,943**	**--**

Note 1:
Sales Revenue consists of film hire revenue from box office attendances in addition to exploitation revenue from video/DVD and television.

Excluded from this analysis are non-studio producer and overhead fees which have been eliminated on consolidation following the acquisition of Village Roadshow Films (BVI) Limited in February 2003.

Note 2:
Film production costs are capitalised in the Statement of Financial Position and amortised in accordance with Accounting Standard 1009: Construction Contracts. The progressive amortisation required is calculated to reflect expected ultimate profits on a pro-rata basis, dependent on the ratio of revenue earned to balance date as a percentage of total revenue expected to be earned over the lifetime of all films comprising the relevant film portfolio. In the event an ultimate loss is projected for all films in the portfolio, an amount equivalent to this loss will be written-off immediately.

Revenue expected to be earned over the lifetime of each film includes theatrical, DVD/video & television streams.

Note 3:
Other film costs include prints and advertising expenses, sub-distribution fees, participations and residuals, studio participations and other direct film costs.

Note 4:
At 30 June 2003, portfolio film exploitation profit derived was marginal as revenues from "The Matrix Reloaded" were minimal at that time. Any projection of future profit in respect of films released to date involves an estimate of income from all exploitation windows, which takes up to 10 years to be fully realised. The above net profit from film exploitation in 2003 excludes specific item expenses of $20.469 million relating to set up costs for the refinancing of the debt facility

EXTRACT OF RESULTS: FILM PRODUCTION EXPLOITATION (Cont'd.)

Statement of Financial Position

	2004 $A'000	2003 $A'000
Current assets		
Film library	250,822	472,772
Working capital	226,066	136,191
Non-current assets		
Film library	523,104	640,129
Security deposit	101,802	105,607
Current liabilities		
Borrowings	250,822	472,772
Working capital	82,081	174,652
Non-current liabilities		
Borrowings	564,334	539,369

Statement of Cash Flows

	2004 $A'000	2003 $A'000
Net Operating Cash Flows:		
Receipts from customers	1,454,088	422,346
Payments to suppliers and employees (Note 5)	(1,191,073)	(582,773)
Payments to suppliers and employees – specific items (Note 6)	--	(20,469)
Interest and other costs of finance paid	(55,838)	(24,897)
Net Financing Cash Flows:		
Proceeds from borrowings	677,857	375,775
Repayment of borrowings	(837,006)	(171,098)

Note 5: Includes film acquisition costs of $272.7 million (2003 $257.5 million).

Note 6: Specific items relate to set up costs for the refinancing of the debt facility in 2003.

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting.* The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

19.1 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

Refer narrative.

19.2 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

Subsequent to 30 June 2004, in accordance with a notification to Australian Stock Exchange Ltd. on 16 June 2004, Village Roadshow Ltd. bought back a further 23,005,797 Ordinary shares on market, for a total consideration of $45,306,943. This was in addition to the 484,203 Ordinary shares bought back prior to 30 June 2004.

19.3 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

It is anticipated that franking credits will be available to enable future dividends paid by the Company to be partly-franked.

19.4 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with AASB 1029: Interim Financial Reporting. Disclose changes in accounting policies in the preliminary final report in accordance with AASB 1001: Accounting Policies-Disclosure).

N/A

19.5 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

N/A

19.6 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

1. Contingent liabilities at 30 June 2004 are materially different from those disclosed in the 30 June 2003 accounts, as updated in the 31 December 2003 half-year accounts, in relation to the following:

(a) Estimated contingent liability specified in relation to judgement entered into against Village Roadshow Pictures (USA) Inc. ("VRP USA"), for approximately USD 32 million in January 2003:

VRP USA's appeal against the judgement to the Supreme Court of California was rejected by that Court. There are no further appeal avenues and the judgement is now final. The full amount of the judgement against VRP USA, plus interest to 30 June 2004, is USD 36.3 million. VRL believes the judgement will not materially affect VRL's financial position. In June 2003, the plaintiffs filed a motion seeking to force VRL to arbitrate the same claim as they made against VRP USA. VRL has opposed this motion. In August 2004, the plaintiffs indicated that they will seek to add VRL as a judgement debtor to the VRP USA judgement. VRL will oppose this motion.

New legal proceedings were commenced in 2003 by the plaintiffs against VRL and a number of other companies in the VRL group. The VRL companies deny liability in those proceedings and are defending them. A trial date has been set for these proceedings in January 2005.

(b) Estimated contingent liabilities specified in relation to the Australian Taxation Office ("ATO") alternative assessments of $95.3 million (in relation to 1994) and $123.3 million (in relation to 1993):

- Additional General Interest Charges to 30 June 2004 have increased these alternative assessments to $101.9 million (in relation to 1994) and $132.0 million (in relation to 1993).
- As advised to Australian Stock Exchange Ltd. on 21 July 2004, Village Roadshow Ltd. received oral advice from the ATO that the objections to these alternative assessments were to be disallowed. If the objections are formally disallowed by the ATO, it may be necessary to make partial payment to the ATO, which amount would be negotiated at that time. Village Roadshow Ltd. also confirmed its belief that that all these disputed assessments will be overturned on appeal. The ATO's assessments and decisions will be vigorously challenged.

(c) Estimated contingent liabilities specified in relation to Film Production financing facility:

As advised to Australian Stock Exchange Ltd. on 17 June 2004, the group's production division, Village Roadshow Pictures, reached agreement with its financiers to extend the revolving period of VRP's USD 900 million facility for a further 2 years, so that drawdowns will now be available until February 2008, with the debt now scheduled to be repaid by January 2012. As part of the extension of the facility, the potential clawback of Print & Advertising costs and distribution fees has been eliminated. This exposure was previously capped at USD 35 million. The potential clawback in respect of film profits remains unchanged, save that the first USD 5 million is now excluded.

2. Contingent assets are not materially different from those disclosed in the 30 June 2003 accounts.

19.7 Potential future impacts resulting from the application of Australian equivalents of International Financial Reporting Standards.

For reporting periods beginning on or after 1 January 2005, Village Roadshow Limited must comply with the Australian equivalents of International Financial Reporting Standards (IFRS) as issued by the Australian Accounting Standards Board. The adoption of Australian equivalents to IFRS will be first reflected in the consolidated entity's financial statements for the half-year ending 31 December 2005 and the year ending 30 June 2006.

Entities complying with Australian equivalents to IFRS for the first time will be required to restate their comparative financial statements to amounts reflecting the application of IFRS to that comparative period. Most adjustments required on transition to IFRS will be made, retrospectively, against opening retained earnings as at 1 July 2004.

Village Roadshow Limited has established a steering committee to manage the transition to IFRS. The potential impacts of the adoption of IFRS on the company's financial performance and financial position have not been quantified as at the transition date of 1 July 2004 due to the short time-frame between finalisation of the IFRS standards and the date of preparing this report. The impact on future years will depend on the particular circumstances prevailing in those years.

Additional disclosure for trusts

20.1	Number of units held by the management company or responsible entity or their related parties.	N/A
20.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify initial service charges/management fees/other fees	

Annual meeting

The annual meeting will be held as follows:

Place	Roxy Cinema, Warner Bros. Movie World, Pacific Highway, Oxenford, Quuensland
Date	Friday 26 November 2004
Time	9.00 a.m.
Approximate date the +annual report will be available	22 October 2004

Shareholder Benefits Record Date

The Record Date for entitlement to the 2005 Shareholder Benefits booklet is close of business Friday 15 October 2004.

Compliance statement

1 This report has been prepared in accordance with AASB standards, other AASB authoritative / pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used	N/A

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies *(Tick one)*

☐	The +accounts have been audited.	☐	The +accounts have been subject to review.
✓	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 The entity has a formally constituted audit committee.

Sign here: (Company secretary) Date: 26 August 2004

Print name: PHILIP LEGGO

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

26 August 2004

VILLAGE ROADSHOW AFFIRMS CAPITAL MANAGEMENT OBJECTIVES AND DIVIDEND POLICY FOR YEAR ENDED 30 JUNE 2004

CAPITAL MANAGEMENT

The Board of Village Roadshow Limited announced today that it has reviewed and affirmed the capital management objectives outlined in the Company's announcement to Australian Stock Exchange Limited on 1 July 2004.

In brief these can be summarized as follows:

- the overall capital management objective is to create a more efficient capital structure;
- the Directors are of the view that the Company's current capital structure has been a significant impediment to the reflection of the Company's underlying value in share market prices for both ordinary and preference shares;
- the Directors also believe that the current capital structure has the effect of inhibiting the distribution of income on a consistent and sustainable basis to holders of both ordinary and preference shares and thereby reduces the investment appeal of both ordinary and preference shares; and
- as a result, the Directors believe that over time and as business circumstances permit, a total issued capital in the range of 235m to 285m shares will result in a capital structure that can, when required, at least sustain future dividends on a reasonably consistent basis, subject, of course to the financial performance, capital requirements, business objectives and prospects of the Company in the future.

Following the successful on-market buy-backs of 140.1m A Class preference shares ("preference shares") and 23.5m ordinary shares, the Company now has on issue 321,542,140 shares in aggregate comprising:

- 211,413,107 ordinary shares; and
- 110,129,033 A Class preference shares.

To meet the target issued capital of between 235m and 285m under the Company's capital management strategy, the Company currently intends to undertake further on-market buy-backs of up to between 36.5m and 86.5m shares.

However, prior to making any decision in respect of any further buy-back of shares there are several issues that need to be addressed.

Shareholder Approval

Under the *Corporations Act*, a company can only buy-back 10% of its voting shares in any 12 month period in the absence of shareholder approval.

No such restriction applies to the Company's preference shares which are non-voting.

The recent on-market buy-back of ordinary shares was in respect of 10% of the issued ordinary shares.

In order to enable the Company to maintain the flexibility in any future buy-back(s), the Directors have decided to convene a meeting of shareholders to seek approval in accordance with Section 257C of the *Corporations Act* for the Company to buy-back up to a further 43,000,000 ordinary shares (being approximately 20% of the current issued ordinary shares) on-market in the twelve months following the passing of such resolution.

The resolution to be put to shareholders will be an ordinary resolution requiring a simple majority vote. Both ordinary and preference shareholders will be entitled to vote on the resolution.

A Notice of Meeting and Explanatory Memorandum are currently being prepared and are expected to be dispatched to shareholders around the middle of September. It is expected that the shareholder meeting will be held early in October 2004.

Financing of Further On-Market Buy-Backs

At this stage, the Company has not put in place the financing for further on-market buy-backs.

There are, however, a number of transactions which, if completed, will make funds available for the buy-back of shares:

- Negotiations continue for the sale of the Company's interest in the cinema joint venture in Taiwan; and

- Proposals in respect to new borrowings for some of the Company's cinema interests are currently under negotiation with banks.

The Directors believe that there are reasonable grounds to believe that these transactions will be completed in the next few months.

If all of these transactions are successful, it is expected that funding of up to $100m will be available to the Company for further buy-backs.

Corporate Banking Facility

Any further buy-back of ordinary shares will require the approval of the Company's principal banker, ANZ Bank under the Company's corporate banking facility.

Financial Covenants and Solvency

A buy-back of shares will also involve a review of financial and other covenants under the Group's relevant banking facilities as well as an analysis of the effect of any such buy-back on the financial condition and solvency of the Company following such buy-back.

The Directors have deferred the consideration of the terms of any further buy-backs until the necessary approvals are in place and funding has been obtained. A review of the relevant covenants and financial impact of any buy-back will be undertaken at that time.

DIVIDEND FOR YEAR ENDED 30 JUNE 2004

If a dividend was paid on both the ordinary shares (7.175 cents) and the A Class preference shares (10.175 cents) on issue at 31 August 2004, a cash payment of approximately A$26m would be required to be made from the Company's cash reserves or credit facilities.

With the capital management objective remaining a priority, the Directors believe that the interests of the Company and its shareholders would be best served by deploying these funds in the buy-back of further shares.

In addition, the Company considers that this amount could be relevant in effecting further buy backs in terms of cash flow, bank covenants and in obtaining the necessary ANZ bank approvals.

Having regard to the foregoing and following a review of the audited accounts for the year ended 30 June 2004, the Directors have determined that no dividend will be declared on ordinary or preference shares for the year ended 30 June 2004.

In accordance with previous announcements, consideration of dividends for the year ending 30 June 2005 will be made following the review of the audited accounts for the year ending 30 June 2005 and in light of the then current circumstances, including the outcome of the Company's capital management strategy.

It is expected that this review will take place at the end of August 2005.

ENQUIRIES: Peter Foo
Finance Director

03 9667 6666

VILLAGE ROADSHOW LIMITED

Results Presentation
For the Year Ended 30 June 2004

Presentation Outline

- Strategic Highlights
- Group Overview
- Divisional Performance
- Outlook 2005

VILLAGE ROADSHOW LIMITED

Strategic Highlights

Strategic Highlights

- Capital Reconstruction (refer next slide)
- Exit of non core businesses
  - Sale of our one third interest of cinema screen advertiser, Val Morgan.
  - Sale of Nottingham cinema in the UK
- Film Production division has extended financing of US$900m facility by a further 2 years

Capital Reconstruction

- Buyback of 140,086,114 A Class Preference Shares at a cost of $169.0 million
- Buyback of 484,203 Ordinary shares at a cost of $0.9 million
- Since 30 June 2004, 23,005,797 Ordinary shares have been bought back at a total cost of $45.3 million.
- 211,413,107 Ordinary shares remain on issue
- 110,129,033 A Class Preference shares remain on issue

VILLAGE ROADSHOW LIMITED

Group Overview

Summary

Normalised and Reported Results

	2004	2003
Normalised Net Profit After Tax	68,507	61,050
Specific Items	(4,857)	(154,942)
Discontinuing Businesses	(11,433)	67,876
Reported Net Profit After Tax	52,217	(26,016)

Specific Items

- June 2004 loss of $4.9 million was recorded on the sale of the Nottingham cinema.
- Prior year significant losses totalled $154.9 million
  - International cinemas write-down $75 million
  - Production refinancing and restructuring costs $49 million
  - Tax provision $29 million

Discontinuing Businesses

- 2004 loss of $11.4 million vs. a profit of $67.9 million last year
  - 2004 included Germany and Austria.
    - German circuit is now sold
  - 2003 included profit on Korea sale of $84 million

2004 vs. 2003

- Improved performance from :
  - Exhibition – Australia and Greece stand outs
  - Distribution
  - Theme parks
- Production result impacted by the consolidation treatment of film production fees

Reported EBITDA by Division


2004 Reported EBITDA by Division
$234,043
Distribution
6%
Production
30%
Exhibition
23%
Theme Parks
9%
Radio
32%


2003 Reported EBITDA by Division
$201,629
Distribution
5%
Production
23%
Exhibition
27%
Theme Parks
9%
Radio
36%

Excluding significant items and discontinuing operations, does not include "Other".

Profit Before Tax and Minority Interest by Division


2004 Profit Before Tax by Division
$115,684
Production
0%
Distribution
13%
Exhibition
25%
Theme Parks
10%
Radio
52%


2003 Profit Before Tax by Division
$103,811
Production
10%
Distribution
9%
Exhibition
11%
Theme Parks
11%
Radio
59%

Excluding significant items and discontinuing operations, does not include "Other".

Cash Flow Statement

- Operating cash flow includes film exploitation revenues and film acquisition costs.
- Financing cash flow includes cost of Preference share buy back.
- Capital expenditure significantly reduced.

VRL 5 Year Financial Summary

Ratios	2004	2003	2002	2001	2000
Return on average total shareholders equity (%)	8.41	6.97	6.31	5.78	7.81
EBIT/average funds employed (%)	9.37	8.64	9.82	8.93	8.32
Net borrowings / total shareholders' equity	97.41	98.76	1.68	1.21	42.07
Net tangible assets ($ per share)	2.18	1.81	2.07	2.19	2.09

Off balance sheet guaranteed debt 2004 - $48.9 million
Off balance sheet non guaranteed debt 2004 - $65.2 million

VILLAGE ROADSHOW LIMITED

Divisional Performance - Exhibition

Financial Highlights 2004

- Profit before tax up by $16.1 million to $28 million.
- Reported EBITDA growth of 55% excluding the UK JV included in 2003.
- Underlying EBITDA growth of 50% excluding the UK JV included in 2003.
- Main drivers
  - Australia
  - Greece

Financial Summary 2004

Exhibition 2004 Results

	2004	2003	% change
Segment Revenue	424,631	452,903	-6.24%
Underlying EBITDA	79,723	85,012	-6.22%
Reported EBITDA	58,424	61,397	-4.84%
Profit Before Tax	28,061	11,981	134.21%
Segment Assets	451,757	551,341	-18.06%

Note : UK JV numbers included in 2003 are :

Segment Revenue $64.1m, Underlying EBITDA $31.5m, Reported EBITDA $23.5m, Profit Before Tax $9.7m

Operational Highlights – Admissions

- Total admissions in continuing territories up 4% from 73.8 million last year to 76.8 million this year
- For sites open for a full year, the increase in admissions for continuing territories was 3%
- Underlying box office (100%) excluding UK JV sites remained strong

Exhibit

Operational Highlights – Sites and Screens

Sites and Screens - Continuing Operations

	As at June 2003		Opened/(Closed)		As at June 2004		Developed FY05	
Territory	**Sites**	**Screens**	**Sites**	**Screens**	**Sites**	**Screens**	**Sites**	**Screens**
Australia	71	573	(2)	(4)	69	569	2	30
Argentina	6	69	0	0	6	69	0	0
Czech Republic	2	22	0	0	2	22	0	0
Fiji	2	10	0	0	2	10	0	0
Greece	4	44	0	0	4	44	2	22
Italy	13	139	1	7	14	146	0	0
New Zealand	13	84	0	0	13	84	0	3
Singapore	8	58	0	0	8	58	0	0
Taiwan	6	73	1	5	7	78	0	0
United Kingdom	6	53	(1)	(12)	5	41	0	0
TOTAL	**131**	**1,125**	**(1)**	**(4)**	**130**	**1,121**	**4**	**55**

Exhib...

Reported and Underlying EBITDA

Reconciliation of Reported and Underlying EBITDA

	2004	2003
Underlying EBITDA	79,723	85,012
Less: Depreciation in equity territories	(12,666)	(28,953)
Less: Interest on equity territories	(2,530)	(7,113)
Less: Tax on equity territories	(286)	(2,686)
Other	(5,817)	15,137
Reported EBITDA	58,424	61,397

Note : UK JV numbers are included in 2003

VILLAGE ROADSHOW LIMITED

Divisional Performance – Radio

Financial Highlights 2004

- Segment revenue in line with last year
- EBIT margin holding strong at 32%
- Radio market growth 11.7%
- VRL share increased to 59.91%.

Financial Summary 2004

Radio 2004 Results

	2004	2003	% change
Segment Revenue	242,786	241,809	0.40%
EBITDA	78,935	83,081	-4.99%
Profit Before Tax	60,356	62,776	-3.85%
Segment Assets	493,141	544,170	-9.38%

Dividend from radio during 2003/04 - $18.1m

Operational Highlights

- Market leader in 25-54 group with 30.6%
- Held 42% of the under 40 demographic
- Maintained revenue share in excess of 40%
- Joint venture operations in Canberra and Newcastle reported record sales and market survey results
- International territories performing well
- Austereo results presentation can be found at **www.austereo.com.au**

VILLAGE ROADSHOW LIMITED

Divisional Performance – Production

Financial Overview 2004

- Segment revenue increased from $638.4 million to $1,498.0 million due to the move to 100% ownership of Village Roadshow Films (BVI) Limited in February 2003
- Exploitation revenue for 2004 includes the release of Matrix Reloaded and Matrix Revolutions
- EBITDA up 46%
- $18.9 million of film exploitation profits brought to account.
- Profit before tax moved from $11.0 million profit to a $0.8 million loss primarily due to elimination of fee income on consolidation.

Financial Summary 2004

Production 2004 Results	2004	2003	% change
Segment Revenue	1,498,065	638,409	134.66%
Reported EBITDA	**76,910**	**52,705**	**45.93%**
Profit Before Tax	(815)	10,987	-107.42%
Segment Assets	1,092,089	1,389,272	-21.39%

VILLAGE ROADSHOW LIMITED

Operational Highlights

- The *Matrix Revolutions* released in November 2003
- *Mystic River* has performed exceptionally well, winning both Academy Awards and Golden Globes for Best Actor and Best Supporting Actor as well as receiving six Academy Award nominations
- 4 films have been released this year, compared to 7 last year : *The Matrix Revolutions, Mystic River, Torque, and Taking Lives*

Financing Arrangements

➢ During the year, the financing was extended

- Revolving period of the $US900 million facility extended for a further 2 years
- Draw downs allowed up until February 2008
- Debt scheduled to be fully repaid by January 2012

VILLAGE ROADSHOW LIMITED

Divisional Performance – Theme Parks

Financial Highlights 2004

- EBITDA up 15%
- Attendances grew 10% from last year to 3.4 million
- Studios underperformed mainly due to the strength of the Australian dollar
- The Paradise Country theme park made its first profit

Financial Summary

Theme Parks 2004 Results

	2004	2003	%change
Segment Revenue	27,824	24,823	12.09%
Reported EBITDA	23,992	20,784	15.43%
Profit Before Tax	11,527	11,531	-0.03%
Segment Assets	81,974	81,134	1.04%

Operational Highlights

- Sea World's Shark Bay opened in April 2004
- Sea World's new *3D* film, Planet SOS opened
- Wet 'n' Wild opened the summer Whirlpool attraction
- Warner Bros Movie World opened the Matrix exhibit

VILLAGE ROADSHOW LIMITED

Divisional Performance – Distribution

Financial Highlights 2004

- Overall contribution increased 56% to $14.5m
- Profit driven by growth in the DVD market
- Roadshow was number one in the DVD arena
- Strong result from Matrix and Lord of The Rings franchises

Financial Summary

Distribution 2004 Results

	2004	2003	% change
Segment Revenue	15,369	9,334	64.66%
Reported EBITDA	**16,248**	**11,190**	**45.20%**
Profit Before Tax	14,474	9,294	55.73%
Segment Assets	56,313	34,587	62.82%

Operational Highlights

- Roadshow Entertainment enjoyed a year of unrivalled strength of product – releasing the final two instalments of *The Lord of the Rings* franchise as well as the final two *Matrix* movies
- Roadshow Theatrical was the distributor of the highest grossing box office film in Australia *The Lord of the Rings - Return of the King*

VILLAGE ROADSHOW LIMITED

Outlook 2005

Exhibition

- Italy and Czech results to improve, however Greece may be affected by the Olympics
- Potential sale of Taiwan
- Opening 30 screens in Australia and 3 screens in New Zealand
- Capital expenditure for 2005 expected to be $58 million for 55 new screens (includes 22 new screens replacing existing sites in Greece)

Radio

- Expect greater competition with the impact of the 4 new licences taking effect
- The ABA advise that there will be no more licences for at least 5 years
- Increase the relevance and strength of the "Today" brands in each city
- Continue to roll out creative initiatives

Production

- Key drivers will be *Ocean's Twelve, Constantine* and *Charlie and the Chocolate Factory*
- Other films to be released in 2005 financial year include *Miss Congeniality 2: Armed and Fabulous* and *House of Wax*.
- *Catwoman* has already released to disappointing results in North America

Theme Parks

- Domestic market to stay strong with international visitors forecast to increase slightly
- New attraction 'Sea Lion Enclosure' to open at Sea World in June 2005
- Movie World studios results to rebound, holding 'World Wrestling Entertainment Marine' this calendar year

Distribution

- Strong DVD and theatrical product line up, with *Ocean's 12, Racing Stripes, Miss Congeniality 2: Armed and Fabulous* and *The Lord of the Rings* extended DVD packs
- Likely to provide another strong contribution to group earnings

Group

- Underlying operations continue to be strong
- Capital management program to continue
- Further feasibility studies into a Singapore Theme park

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

3 August 2004

FILM PRODUCTION UPDATE – YEAR ENDING JUNE 2005

Village Roadshow Limited ("the Company") today announced that the initial North American results for CATWOMAN have been below expectations, however, the Company believes that the film's performance outside of North America will be stronger and closer to its expectations. The international release dates for the film are staggered over the next 2 to 3 months so it will take some time for actual international performances to be known. The limited releases in Thailand, Puerto Rico and Philippines have been encouraging with the film opening at No. 1 in each of these countries. However when combined overall, due to the lower than expected performance, this film result will likely negatively impact the profit pool derived from film exploitation.

The Company estimates the performance of its film portfolio, based on historical data, predicated on some movies being successful and others less successful. The Company holds the view that the forthcoming potential successful releases in the next 12 months of OCEANS 12, MISS CONGENIALITY - ARMED & FABULOUS, CONSTANTINE, CHARLIE AND THE CHOCOLATE FACTORY and HOUSE OF WAX will be sufficient to cover any negative financial performance of CATWOMAN.

The Company does not believe, based on its estimates, that there will be any material effect on profit for the 2005 financial year.

The Company believes it is prudent to advise the market that the CATWOMAN projected result is likely to be less than anticipated and as a consequence the Company will be more reliant on the performance of the remaining films. If these films do not perform to our budget expectations, the results for the 2005 financial year could be affected by losses materialising from exploitation.

The Company confirms that on this basis the Group's budgeted net profit after tax for the year ending 30 June 2005 remains unaffected at approximately A$45m, assuming completion of the 10% ordinary share buy back. The year ended 30 June 2004 remains unaffected.

For further information contact: Peter Foo
Finance Director
Ph: 03 9667 6696

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Village Roadshow Limited	43 010 672 054

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On Market
2	Date Appendix 3C was given to ASX	16 June 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	12,518,954	1,032,245
4	Total consideration paid or payable for the shares	$24,431,421.66	$2,014,471.89

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $1.95 date: 22.07.2004 lowest price paid: $1.84 date: 20.07.2004	highest price paid: $1.95 lowest price paid: $1.89 highest price allowed under rule 7.33: $1.9950

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	9,454,598

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 05 August 2004
Company Secretary

Print name: Shaun L Driscoll

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Village Roadshow Limited	43 010 672 054

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On Market
2	Date Appendix 3C was given to ASX	16 June 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	13,551,199	1,151,914
4	Total consideration paid or payable for the shares	$26,445,893.55	$2,248,472.52

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $1.95 date: 04.08.2004 lowest price paid: $1.84 date: 20.07.2004	highest price paid: $1.95 lowest price paid: $1.93 highest price allowed under rule 7.33: $2.0034

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	8,302,684

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 06 August 2004
Company Secretary

Print name: Shaun L Driscoll

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Village Roadshow Limited	43 010 672 054

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On Market
2	Date Appendix 3C was given to ASX	16 June 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	14,703,113	5,102,433
4	Total consideration paid or payable for the shares	$28,694,366.07	$10,208,429.28

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $2.00 date: 06.08.2004 lowest price paid: $1.84 date: 20.07.2004	highest price paid: $2.00 lowest price paid: $1.94 highest price allowed under rule 7.33: $2.0160

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	3,200,251

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 09 August 2004
Company Secretary

Print name: Philip S Leggo

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

9 August 2004

COMPLETION OF ORDINARY SHARE BUY-BACK

Village Roadshow Limited advises that it has today completed the buy-back of 10% of it's issued ordinary share capital which was announced to the market on 16 June 2004.

The Company has bought back 23,005,797 ordinary shares at an average price of approximately $1.968 per share.

Appendices 3E and 3F will be released to the market tomorrow.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Village Roadshow Limited	43 010 672 054

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On Market
2	Date Appendix 3C was given to ASX	16 June 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	19,805,546	3,200,251
4	Total consideration paid or payable for the shares	$38,902,795.35	$6,407,542.55

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $2.00 date: 09.08.2004 lowest price paid: $1.84 date: 20.07.2004	highest price paid: $2.00 lowest price paid: $1.99 highest price allowed under rule 7.33: $2.0265

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	0

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 10 August 2004
Company Secretary

Print name: Shaun L Driscoll

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3F

Final share buy-back notice
(*except* minimum holding buy-back)

Introduced 1/9/99. Origin: Appendices 7D and 7E. Amended 30/9/2001.

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Village Roadshow Limited	43 010 672 054

We (the entity) give ASX the following information.

Description of buy-back

1	Type of buy-back	On Market

Details of all shares bought back

2	Number of shares bought back	23,005,797 Ordinary Shares.
3	Total consideration paid or payable for the shares	$45,310,337.90
4	If buy-back is an on-market buy-back - highest and lowest price paid	highest price: $2.00 date: 09 August 2004 lowest price: $1.84 date: 20 July 2004

+ See chapter 19 for defined terms.

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is ~~not contained~~ in, or attached to, this form.

Sign here: .... Date: 10 August 2004.
Company Secretary

Print name: Shaun L Driscoll

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Australian Securities & Investments Commission

RECEIVED
2004 OCT -4 A 10: 41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name: VILLAGE ROADSHOW LIMITED

ACN/ABN: 010 672 054

Corporate key:

Lodgement details

Who should ASIC contact if there is a query about this form?

Name: MS R. COSENTINO

ASIC registered agent number (if applicable):

Telephone number: 03 9667 6534

Postal address: 206 BOURKE STREET, MELBOURNE, VICTORIA, 3000

Total number of pages including this cover sheet: 6

Please provide an estimate of the time taken to complete this form. ___ hrs ___ mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name: SHAUN L. DRISCOLL

Capacity
- [ ] Director
- [x] Company secretary

Signature: [signature]

Date signed: 16/08/04 [D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C **completion guide**

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☒ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — S.254J
- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — S.256A - S.256E
- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — ss.257H(3)
- [ ] Minimum holding buy-back by listed company
- [x] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — S.258D

Shares returned to a public company — ss.258E(2) & (3)
- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	23,005,797	$45,310,337.90

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

2 3 / 0 7 / 0 4
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**
if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**
if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]
☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes
☒ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ______ Given names ______

OR

☐ Company name ______

ACN/ARBN/ ABN ______

Office, unit, level, or PO Box number ______

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
[D D] / [M M] / [Y Y]

C4 Continued... Further changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
[D D] / [M M] / [Y Y]